FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

[redacted]er, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
2827 4836 • E-mail: fw@fairwind.com.hk

06015014

Our Ref.: S/7911/94 LTO/kk

29 JUN 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 1 2006
WASH. D.C.
199

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 28 June 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 7/11

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Facilities Management Agreement and the Godown Management Agreement were renewed by Yuen Fat with CRH and Dragon Rider respectively on 28th June, 2006 for a further term of three years commencing on 1st July, 2006. Under the Facilities Management Agreement, Yuen Fat was engaged for the management of the port premises and facilities developed on a site owned by CRH in Sham Shui Po, Kowloon. Under the Godown Management Agreement, Yuen Fat was engaged for the management of a godown owned by Dragon Rider in Sham Shui Po, Kowloon.

CRH is the controlling shareholder of the Company interested in approximately 52.7% of the Company's issued share capital and is therefore a connected person of the Company. Under the Listing Rules, Dragon Rider is an associate of CRH and is therefore also a connected person of the Company. Accordingly, transactions under the Facilities Management Agreement and the Godown Management Agreement constitute continuing connected transactions of the Company. As none of the annual caps for each type of the transactions under the Facilities Management Agreement and the Godown Management Agreement exceeds 2.5% of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules, these continuing connected transactions are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 24th July, 2003 where the Company announced that, amongst other things, the Facilities Management Agreement and the Godown Management Agreement were entered into by Yuen Fat with CRH and Dragon Rider respectively. Each of these management agreements was for a term of three years and six months commenced on 1st January, 2003 and was renewable at the option of Yuen Fat for a further term of three years.

FACILITIES MANAGEMENT AGREEMENT

Under the Facilities Management Agreement, Yuen Fat was engaged for the management of the port premises and facilities developed on a site owned by CRH in Shum Shui Po, Kowloon. During the term of the agreement, Yuen Fat has been paying CRH a monthly fee in consideration for the right to keep, as the service fee payable by CRH to Yuen Fat for that relevant month, all cargo handling fees, service charges and other payments collected by Yuen Fat at its own expenses from customers using the port facilities. The amounts of monthly fee payable by Yuen Fat during the term were as follows:

	Per month *HK$*
From 1st January, 2003 to 30th June, 2003	1,000,000
From 1st July, 2003 to 30th June, 2005	800,000
From 1st July, 2005 to 30th June, 2006	1,000,000

The total amount of monthly fees paid by Yuen Fat and that of service fees received by Yuen Fat for the three years ended 31st December, 2005 and for the five months ended 31st May, 2006 were as follows:

	For the year ended 31st December, 2003 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	Five months ended 31st May, 2006 *HK$'000*
Total monthly fees paid by Yuen Fat to CRH	10,800	9,600	10,800	5,000
Total service fees received by Yuen Fat from CRH	153,227	144,700	131,076	82,540

Each of the aggregate annual amount of the monthly fees and the services fees mentioned above did not exceed the annual cap of 3% of the Group's consolidated net tangible asset value as disclosed in its latest published audited accounts.

On 28th June, 2006, the Facilities Management Agreement was renewed by Yuen Fat for a further term of three years commencing on 1st July, 2006. The monthly fee payable will be HK$1,000,000 throughout the term and all other terms and conditions under the Facilities Management Agreement remain unchanged.

GODOWN MANAGEMENT AGREEMENT

Under the Godown Management Agreement, Yuen Fat was engaged for the management of a godown owned by Dragon Rider in Shum Shui Po, Kowloon. During the term of the agreement, Yuen Fat has

The annual caps for the monthly fees are determined by reference to the amount of monthly fees payable under the renewed Facilities Management Agreement and the Godown Management Agreement while those for the service fees are determined by reference to the estimated level of usage of services provided at the port premises and the godown and the estimated rates charged for these services for the three years covered by the renewed term.

REASONS FOR, AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The principal activity of Yuen Fat is the provision of wharf and godown services. The aggregate service fees received by Yuen Fat from CRH and Dragon Rider represent substantially the total income of the company. For the year ended 31st December, 2004, the audited turnover and profit after tax amounted to approximately HK$224.5 million and HK$27.6 million respectively while for the year ended 31st December, 2005, the audited turnover and profit after tax amounted to approximately HK$210.5 million and HK$26.8 million respectively. Therefore, the renewal of the Facilities Management Agreement and the Godown Management Agreement is vital to the operation of Yuen Fat.

The amounts of monthly fees payable under the Facilities Management Agreement and the Godown Management Agreement for the renewed term have been arrived at after arm's length negotiation between Yuen Fat and CRH, and Dragon Rider respectively, and with reference to the existing level of monthly fees payable by Yuen Fat.

The board of directors (including the independent non-executive directors) of the Company considers that the renewal of the Facilities Management Agreement and the Godown Management Agreement is in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the renewed agreements are fair and reasonable and in the interests of the shareholders of the Company as a whole, and each of the annual caps is fair and reasonable.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on The Stock Exchange of Hong Kong Limited, with business emphasis on the consumer businesses in Hong Kong and the Chinese Mainland. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum and related products distribution as well as other investments.

GENERAL

CRH is the controlling shareholder of the Company interested in approximately 52.7% of the Company's issued share capital and is therefore a connected person of the Company. Under the Listing Rules, Dragon Rider is an associate of CRH and is therefore also a connected person of the Company. Accordingly, transactions under the Facilities Management Agreement and the Godown Management Agreement constitute continuing connected transactions of the Company. As none of the annual caps for each type of the transactions under the Facilities Management Agreement and the Godown Management Agreement exceeds 2.5% of the applicable percentage ratios as defined in Rule 14A.10 of the Listing

File No.82-417

The total amount of monthly fees paid by Yuen Fat and that of service fees received by Yuen Fat for the three years ended 31st December, 2005 and for the five months ended 31st May, 2006 were as follows:

	For the year ended 31st December, 2003 HK$'000	2004 HK$'000	2005 HK$'000	Five months ended 31st May, 2006 HK$'000
Total monthly fees paid by Yuen Fat to CRH	10,800	9,600	10,800	5,000
Total service fees received by Yuen Fat from CRH	153,227	144,700	131,076	82,540

Each of the aggregate annual amount of the monthly fees and the services fees mentioned above did not exceed the annual cap of 3% of the Group's consolidated net tangible asset value as disclosed in its latest published audited accounts.

On 28th June, 2006, the Facilities Management Agreement was renewed by Yuen Fat for a further term of three years commencing on 1st July, 2006. The monthly fee payable will be HK$1,000,000 throughout the term and all other terms and conditions under the Facilities Management Agreement remain unchanged.

GODOWN MANAGEMENT AGREEMENT

Under the Godown Management Agreement, Yuen Fat was engaged for the management of a godown owned by Dragon Rider in Shum Shui Po, Kowloon. During the term of the agreement, Yuen Fat has been paying Dragon Rider a monthly fee in consideration for the right to keep, as the service fee payable by Dragon Rider to Yuen Fat for that relevant month, all licence fees and other payments collected by Yuen Fat at its own expenses from licensees using any units of the godown. The amounts of monthly fee payable by Yuen Fat during the term were as follows:

	Per month HK$
From 1st January, 2003 to 30th June, 2003	2,000,000
From 1st July, 2003 to 30th June, 2005	1,700,000
From 1st July, 2005 to 30th June, 2006	2,000,000

The total amount of monthly fees paid by Yuen Fat and that of service fees received by Yuen Fat for the three years ended 31st December, 2005 and for the five months ended 31st May, 2006 were as follows:

	For the year ended 31st December, 2003 HK$'000	2004 HK$'000	2005 HK$'000	Five months ended 31st May, 2006 HK$'000
Total monthly fees paid by Yuen Fat to Dragon Rider	22,200	20,400	22,200	10,000
Total service fees received by Yuen Fat from Dragon Rider	85,107	79,290	79,463	31,933

Each of the aggregate annual amount of the monthly fees and the services fees mentioned above did not exceed the annual cap of 3% of the Group's consolidated net tangible asset value as disclosed in its latest published audited accounts.

On 28th June, 2006, the Godown Management Agreement was renewed by Yuen Fat for a further term of three years commencing on 1st July, 2006. The monthly fee payable will be HK$2,000,000 throughout the term and all other terms and conditions under the Godown Management Agreement remain unchanged.

PROPOSED ANNUAL CAPS

The proposed annual caps for each type of the transactions under the Facilities Management Agreement and the Godown Management Agreement for the years ending 31st December, 2006, 2007, 2008 and 2009 are as follows:

	Six months ending 31st Dec, 2006 HK$	Year ending 31st Dec, 2007 HK$	Year ending 31st Dec, 2008 HK$	Six months ending 30th Jun, 2009 HK$
The Facilities Management Agreement:				
– Monthly fees to be paid to CRH	6 million	12 million	12 million	6 million
– Service fees to be received from CRH	145 million	292 million	306 million	161 million
The Godown Management Agreement:				
– Monthly fees to be paid to Dragon Rider	12 million	24 million	24 million	12 million
– Service fees to be received from Dragon Rider	58 million	117 million	123 million	65 million

The board of directors (including the independent non-executive directors) of the Company considers that the renewal of the Facilities Management Agreement and the Godown Management Agreement is in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the renewed agreements are fair and reasonable and in the interests of the shareholders of the Company as a whole, and each of the annual caps is fair and reasonable.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on The Stock Exchange of Hong Kong Limited, with business emphasis on the consumer businesses in Hong Kong and the Chinese Mainland. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum and related products distribution as well as other investments.

GENERAL

CRH is the controlling shareholder of the Company interested in approximately 52.7% of the Company's issued share capital and is therefore a connected person of the Company. Under the Listing Rules, Dragon Rider is an associate of CRH and is therefore also a connected person of the Company. Accordingly, transactions under the Facilities Management Agreement and the Godown Management Agreement constitute continuing connected transactions of the Company. As none of the annual caps for each type of the transactions under the Facilities Management Agreement and the Godown Management Agreement exceeds 2.5% of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules, these continuing connected transactions are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules
"Company"	China Resources Enterprise, Limited
"CRH"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company with core businesses in the manufacture and distribution of daily consumer goods, properties and related industries, and infrastructure and public utilities
"Dragon Rider"	Dragon Rider Development Limited, a wholly-owned subsidiary of CRH with principal activity in the provision of godown services
"Facilities Management Agreement"	the agreement entered into between Yuen Fat and CRH on 31st December, 2002, as supplemented on 15th April, 2003, in relation to the provision of port management services by Yuen Fat to CRH
"Godown Management Agreement"	the agreement entered into between Yuen Fat and Dragon Rider on 31st December, 2002, as supplemented on 15th April, 2003, in relation to the provision of godown management services by Yuen Fat to Dragon Rider
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Yuen Fat"	Yuen Fat Wharf & Godown Company Limited, a company incorporated in Hong Kong with limited liability and an indirectly wholly-owned subsidiary of the Company

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 28th June, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.